Exhibit 12.1
LodgeNet Interactive Corporation and Subsidiaries
Statement Regarding Computation of Ratios (Unaudited)
(Dollar amounts in thousands, except ratios)
Computation of Coverage of Fixed Charges and Preferred Stock Dividends

	2009	2008	2007	2006	2005
Net (loss) income	$(10,155)	$(48,418)	$(65,172)	$1,841	$(6,959)

Add:
Provision (benefit) for income taxes	763	849	(683)	299	450
Fixed charges (see below)	43,435	45,215	43,531	27,470	31,241

Earnings available to cover fixed charges	$34,043	$(2,354)	$(22,324)	$29,610	$24,732

Fixed charges (1):
Interest	$38,092	$42,551	$40,950	$25,730	$29,351
Amortization of debt costs	1,575	1,810	1,731	1,495	1,636
Interest portion of rentals	654	854	850	245	254

	40,321	45,215	43,531	27,470	31,241
Preferred stock dividends	3,114	—	—	—	—

Total fixed charges and preferred stock dividends	$43,435	$45,215	$43,531	$27,470	$31,241

(Deficiency) earnings in the coverage of fixed charges	$(6,278)	$(47,569)	$(65,855)	$2,140	$(6,509)

(Deficiency) earnings in the coverage of fixed charges and preferred stock dividends	$(9,392)	$(47,569)	$(65,855)	$2,140	$(6,509)

Ratio of earnings to fixed charges	—	—	—	1.08	—

Ratio of earnings to fixed charges and preferred stock dividends	—	—	—	1.08	—

(1)	Fixed charges consist of interest expensed, amortized premiums, discounts and capitalized expenses related to indebtedness and an estimate of the interest within rental expense. The Company believes that it is reasonable to estimate one-third of rental expense is interest expense.